Exhbit 99.1
News release via CNW Telbec, Montreal 514-878-2520

           Attention Business/Financial Editors:
           Neptune Technologies & Bioressources Inc. Business and Market Update

           LAVAL, QC, July 25 /CNW Telbec/ - In response to unusual market activity this week, Neptune Technologies & Bioressources Inc. (TSX-V: NTB) advises that its guidance on business performance remains unchanged since the release of its most recent press release on July 17th 2007. Neptune indicates that it considers this unusual activity in its stock to be unwarranted under the circumstances and that it will continue to monitor the situation.
           Neptune reiterated that its recent announcements, including its strategic alliance with Yoplait International, its collaboration with Nestle and the recent signing of an Investor relations agreement with ROI, a New York City based investor relations firm, represent positive developments for the company.

           About Neptune Technologies & Bioressources Inc.

           Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract(TM)). Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the
$182 billion global nutrition market (Nutrition Business Journal, Oct/Nov
2004) of health and wellness concepts.
           Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The
Company develops and markets new formulas and new products for specific applications in high growth markets such the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

           The TSX.V has not reviewed and does not accept responsibility for the adequacy and accuracy of this news release.

           Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the
Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from the historical results, from any future results expressed, or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects,"
"intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission.
           %CIK: 0001401395

           /For further information: John Tsemberides, ROI Group LLC, (212)
495-0743, john(at)roinv.com; Grant Howard, The Howard Group, (888) 221-0915,
infor(at)howardgroupinc.com, www.howardgroupinc.com; Andre Godin, V.P
Administration and Finance, Neptune Technologies & Bioressources Inc.,
a.godin(at)neptunebiotech.com, www.neptunebiotech.com; SOURCE: Neptune
Technologies & Bioressources Inc./
           (NTB.)

CO:  NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

CNW 16:20e 25-JUL-07